August 6, 2021

VIA EDGAR

Thomas Jones

Erin Purnell

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	FREYR Battery

Registration Statement on Form S-1

File No. 333-258607

Acceleration Request

Requested Date: August 10, 2021

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FREYR Battery (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-258607) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Amanda R. Pollard at (206) 883-2625.

Sincerely,

FREYR BATTERY

/s/ Steffen Føreid
Steffen Føreid
Chief Financial Officer

cc:	Tom Einar Jensen

Are Brautaset

FREYR Battery

Mark C. Solakian

Mark B. Baudler

Wilson Sonsini Goodrich & Rosati, P.C.